EXHIBIT (g)(1)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                       NOTE RE FORWARD-LOOKING STATEMENTS

      This Report on Form 10-K contains forecast information items that are "forward-looking statements" as defined in the Private Securities Litigation
Reform Act of 1995. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company which attempt to advise interested parties of the facts which affect the Company's business.

      Factors that could cause actual results to differ materially include, among other matters, the permanent closure and decommissioning of the Maine Yankee nuclear generating plant and resulting regulatory proceedings; the actual costs of decommissioning the Maine Yankee plant; outages at the other generating units in which the Company holds interests; electric utility restructuring, including the ongoing state and federal activities; the results of the Company's planned sale of its generating assets; the Company's ability to recover its costs resulting from the January 1998 ice storms; future economic conditions; earnings-retention and dividend-payout policies; developments in the legislative, regulatory, and competitive environments in which the Company operates, including regulatory treatment of stranded costs; the Company's investments in unregulated businesses; and other circumstances that could affect anticipated revenues and costs, such as unscheduled maintenance or repair requirements at nuclear plants and other facilities, and compliance with laws and regulations.

Overview

As in 1996, the Company experienced higher-than-normal operations costs in 1997 from its interest in nuclear generation, particularly its 38 percent interest in the now-closed Maine Yankee Plant, and incurred significant costs replacing their energy. Maine Yankee went off-line for repairs in December 1996. On August 6, 1997 the Maine Yankee Atomic Power Company Board of Directors voted unanimously to close the plant permanently for economic reasons. The Company incurred additional expenses of $46.0 million in 1997 to replace Maine Yankee energy and pay its share of increased repair and other operations at the plant. These costs were the major factor in the deterioration of the per-share earnings from $1.57 in 1996 to $0.16 in 1997. The Company expects its share of Maine Yankee costs to decrease by approximately $30.0 million in 1998 as the plant moves toward decommissioning. See "Permanent Shutdown of Maine Yankee Plant" below for further discussion. In addition, $5.0 million of increased expense over 1996 was incurred to replace energy for the Millstone Unit 3 plant in Connecticut, which was taken off-line for safety modifications and requires U.S. Nuclear Regulatory Commission approval to restart and the Connecticut Yankee Plant, closed permanently on December 4, 1996, and now being decommissioned.

The increased expenses could have a minor ratemaking impact. The Company's earnings level will trigger the sharing provision of the Alternative Rate Plan
(ARP). The ARP, which took effect January 1, 1995, with regulatory approval, provides for annual July 1 adjustments to price caps on the Company rates. The adjustments are keyed to prior-year inflation and to measures of utility performance.

Under the ARP, actual earnings for 1997 outside a bandwidth of 350 basis points, above or below the 10.55 percent rate of return allowance, triggers the profit sharing mechanism. A return below the low end of the range provides for additional revenue through rates equal to one-half of the difference between the actual earned rate of return, 1.04 percent in 1997, and the 7.05 percent (10.55
- 3.50) low end of the bandwidth. The Company remains committed nonetheless to its public pledge to hold price increases at or below the rate of inflation. In its annual ARP compliance filing in March 1998, the Company requested a price-cap increase of 1.8 percent consistent with that pledge, which includes only a small component related to earnings sharing.

The Company also plans to seek reimbursement for its costs of restoring service to its customers after the severe ice storm of January 7 through 9, 1998 and a second storm that struck part of the Company's service territory on January 24, 1998. The incremental costs of the repair efforts estimate is $60 to $65 million. Most of the expense was labor-related. The Company used hundreds of crews from out-of-state utilities, tree companies, and construction firms to repair unprecedented damage that included more than 2,500 broken utility poles. The two storms required more than 400,000 service restorations.

A January 15, 1998 order of the MPUC allowed the Company to defer such incremental costs on its books pending the Company's filing under the ARP, which allows the PUC to consider and provide recovery for costs of "extraordinary events" that have a significant impact on the utility and are not reflected in the general indexing formula. The Company's basic rates include a provision for "average" levels of tree trimming and outage repair as a normal cost of supplying service. The basic rates do not include rainy-day provisions for once-in-a-century-or-worse disasters like the January ice storms. The Company is pursuing available means of mitigating the cost impact of the storms, including any federal assistance that may be available.

CMP announced on January 6 that it had agreed to sell its hydro, oil-fired, and biomass generation to Florida-based FPL Group for $846 million. If the regulatory agencies approve the sale, approximately $500 million of the value received could be applied to CMP's estimated $1.3 billion of stranded costs or other obligations, reducing the amount of revenue that must be produced from each unit of kilowatt-hour sales to recover those costs. The asset sale was required by Maine's 1997 electric-restructuring law, which mandated retail competition in electricity in March 2000. The utility is still seeking buyers for its storage dams, non-utility-power contract energy, and its share of a regional transmission tie to Quebec.

The Company continues to face the challenges of competition and industry restructuring, and must achieve and maintain financial performance and resources commensurate with both the provision of service demanded by customers and the obligation to achieve competitive returns on investor capital.

Results of Operations

The Company generated net income of $13.4 million in 1997, compared to $60.2 million in 1996, and $38.0 million in 1995. Earnings applicable to common stock were $5.2 million in 1997 or $0.16 per share, compared to $50.8 million or $1.57 per share in 1996 and $27.8 million or $0.86 per share in 1995. Once again the replacement power and other costs related to the now-closed Maine Yankee nuclear plant were the main factors that eroded per-share earnings in 1997.

The Company  incurred  additional  expenses of $46.0  million in 1997 to replace
Maine Yankee energy and to pay its share of increased repair and other operations at the Plant. In addition, shutdowns at the Millstone Unit No. 3 and Connecticut Yankee Plants increased 1997 replacement-power cost by $5.0 million.

The Company's 1996 after-tax financial results benefited by approximately $15.3 million, or $0.47 per share, from non-recurring items related to settlement of federal income-tax issues, an extended outage at a non-utility generator under contract to sell energy to CMP, and other items not applicable to 1997.

Dividends declared per common share have remained at $0.90 on an annual basis for the three years ended December 31, 1997.

Revenues and Sales

Electric operating revenues decreased by $12.9 million or 1.3% to $954.2 million in 1997, and increased by $51.0 million or 5.6% to $967.0 million in 1996. Lower non-territorial energy sales - a consequence of Maine Yankees being off-line and reducing the Company's total energy supply - were the main factor in the revenue decline in 1997. However, service-area revenues did rise 2.2 percent to $890.2 million. The components of the change in electric operating revenues are as follows:

(Dollars in millions)                                                       1997        1996
                                                                            ----        ----
Revenues from Company service-area kilowatt-hour sales                       $17.9      $15.0
Revenues from non-territorial sales                                          (27.1)      33.4
Other Company operating revenues                                              (1.5)       3.0
Maine Electric Power Company, Inc. fuel cost recovery and other revenues
                                                                              (2.2)      (0.4)
Total Change in Electric Operating Revenues                                 $(12.9)     $51.0
                                                                              ====       ====

Refer to "Alternative Rate Plan" section, for a discussion of new rates and their impact on revenues.

The Company's service-area sales for the years 1997, 1996 and 1995 are shown in the following table:

         (Kilowatt-hours in millions)
                                1997                         1996                          1995
                                ----                         ----                          ----
                                        %                           %                            %
                         KWH          change         KWH          change         KWH          change
Residential              2,817          (0.4)%       2,829          1.0%         2,802           (2.0)%
Commercial               2,529           1.6         2,489          0.5          2,477            1.6
Industrial               3,784           2.6         3,689          4.0          3,547           (4.7)
Wholesale and
   lighting                228           5.3           217         58.9            136           (8.7)
                         -----           ---        ------         ----         ------           ----
Total Service-
  Area Sales             9,358           1.5 %       9,224          2.9%         8,962           (2.2)%
                         =====           ===         =====          ===          =====           ====

The primary factors in the service-area kilowatt-hour sales increases in 1997 were the growth experienced by the paper mills and strong sales to other industrial sectors. Nearly half of that growth directly related to an expansion by a large industrial customer. The increase in 1996 was residential customers' taking advantage of the Company's water-heating programs, increased sales in the pulp and paper industry, and the addition of a wholesale customer. The decrease in 1995 was attributed to low economic growth, the loss of a major industrial customer in September 1994, energy management, and loss of sales due to conversions from electricity to alternative fuels for such purposes as space and water heating.

The average number of residential customers increased by 4,822 in 1997, 5,157 in 1996, and 5,076 in 1995, while average usage per residential customer declined 1.5% in 1997, 0.15% in 1996 and 3.1% in 1995.

The 1997 increase in commercial sales reflects increases in transportation, retail trade and service sectors. Combined, these sectors comprise approximately 79% of commercial sales. Sales to all others in the commercial sector were lower than 1996. Sales to Maine Yankee increased by 1.7 million kilowatt hours in 1997 and by 4 million kilowatt hours in 1996 due to the Plant's extended outages in both periods and the ultimate permanent shutdown of the plant in August 1997.

Industrial sales levels are significantly affected by sales to the pulp-and-paper industry, which accounts for approximately 60% of industrial sales and approximately 24% of total service-area sales. Sales to the pulp-and-paper sector decreased by 0.8% in 1997 and increased by 3.7% in 1996, and decreased by 8.6% in 1995. The decrease in 1997 was due primarily to the permanent shutdown of one of the paper mills in 1997. The increase in 1996 reflects special arrangements the Company has made with several paper companies to back down some of their self-generation and buy electricity from the Company at a discounted rate. The 1995 decrease reflects lower sales levels primarily due to the late-1994 loss of a major customer that had previously purchased approximately 280 million kilowatt-hours annually. Refer to "Alternative Rate Plan" and "Competition and Economic Development," below, and Note 4 to Consolidated Financial Statements, "Commitments and Contingencies - Competition," for additional information regarding the Company's actions to preserve its remaining large-industrial-customer base and other customer groups. Sales to all other industrial customers as a group increased 8.2% in 1997, 4.5% in 1996 and 2.7% in 1995.

Alternative Rate Plan

In December 1994, the MPUC approved a stipulation, signed by most of the parties to the Company's ARP proceeding, which took effect January 1, 1995. This follow-up proceeding to the Company's 1993 base-rate case was ordered by the MPUC in an effort to develop a five-year plan containing price-cap, profit-sharing, and pricing-flexibility components. The price-cap mechanism provides for adjusting the Company's retail rates annually on July 1, commencing in 1995, at a percentage combining (1) a price index, (2) a productivity offset,
(3) a sharing mechanism, and (4) flow-through items and mandated costs. The price cap applies to all of the Company's retail rates, and includes fuel-and-purchased-power costs that previously had been treated separately. The components of the July 1, 1995, price-cap increase of 2.43% are the inflation index of 2.92%, reduced by a productivity offset of 0.5%, and increased by 0.01% for flow-through items and mandated costs. The components of the July 1, 1996, price-cap increase of 1.26% consisted of an inflation index of 2.55% and earnings sharing and mandated cost items of 0.64%, reduced by a productivity offset of 1.0%, and sharing of contract restructuring and buyout savings of 0.93%. The components of the July 1, 1997 price cap increase of 1.10% consisted of an inflation index of 2.12% reduced by a productivity and qualified facility ("QF") offset of 1.42% and increased by 0.40% for flowthrough items and mandated costs. As originally stated in the MPUC's order approving the ARP, operation under the ARP continues to meet the criteria of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). As a result, the Company will continue to apply the provisions of SFAS No. 71 to its accounting transactions and to its financial statements.

The Company believes the ARP provides the benefits of needed pricing flexibility to set prices between defined floor and ceiling levels in three service categories: (1) existing customer classes, (2) new customer classes for optional targeted services, and (3) special-rate contracts. The Company believes that the added flexibility will position it more favorably to meet the competition from other energy sources that has eroded segments of its customer base. Some price adjustments can be implemented upon 30-days' notice by the Company, while certain others are subject to expedited review by the MPUC. The Company has utilized this feature in providing new rates to approximately 29,000 customers representing approximately 45% of annual kilowatt-hour sales and 32% of service-area revenues. These reductions in rates were offered to customers after consideration of associated NUG cost reductions, savings from further NUG consolidations and other general cost reductions.

The ARP also contains provisions to protect the Company and ratepayers against unforeseen adverse results from its operation. These include review by the MPUC if the Company's actual return on equity falls outside a designated range, a mid-period review of the ARP by the MPUC in 1997 (including possible modification or termination), and a "final" review by the MPUC in 1999 to determine whether or with what changes the ARP should continue after 1999. Significant results of the 1997 mid-period review were an increase to 11.5% in the ROE used for earnings sharing (effective with the July 1999 price change) and reaffirmation by the MPUC to allow the Company to meet the requirements established by SFAS No. 71. The Company submitted its 1998 compliance filing in March 1998.

While the ARP provides the Company with an expanded opportunity to be rewarded for efficiency, it also presents the risk of reduced rates of return if costs rise unexpectedly, like those that have resulted from the recent outages at Maine Yankee, or if revenues from sales decline or are not adequate to fund costs. The Company believes the ARP continues to be a competitive advantage.

For a detailed discussion of the ARP, refer to Note 3 to Consolidated Financial Statements, "Regulatory Matters" - "Alternative Rate Plan," and "Meeting the Requirements of SFAS 71."

Restructuring Legislation

MPUC Proceeding to Set Prices for Transmission and Distribution Business

The MPUC initiated a proceeding for the Company in which the MPUC would determine the prices to be charged by the transmission and distribution business beginning in March 2000. See Note 3 "Regulatory Matters" - "Industry Restructuring and Strandable Costs." On December 5, 1997, the Company presented its revenue requirement justification, including stranded costs, to the MPUC. The Company's filing reflected an annual transmission and distribution revenue requirement of $295.2 million and also reflected recovery of an estimated net present value $1.3 billion in stranded costs. The Company's estimated stranded costs amount did not include the effects of the sale of generating assets discussed below.

Subsequently, the Company supplemented its filing by updating its revenue requirement calculations, including recovery of stranded costs, on February 10, 1998, to reflect an estimate of the effect of the sale of generating assets on stranded costs and other items. Additionally, the Company's February 10, 1998 filing included its proposal for the design of prices for the transmission and distribution business, beginning March 2000. The Company's supplemental filing reflects an annual transmission and distribution revenue requirement of $280.5 million and recovery of an estimated net present value $0.8 billion in stranded costs. The total annual revenue amount requested to be included in transmission and distribution prices beginning March 2000 is $449.5 million. The sale of generating assets should allow the Company to reduce its stranded costs obligations from the previously estimated $1.3 billion to the now anticipated $0.8 billion. The Company is requesting a return on equity of 12.5% and an increase in the common equity ratio from the current 40% to a desired 55%. The Company's rate design proposal reflects an approach that is expected to minimize customer confusion and bill impacts as retail choice begins in March 2000. However, the Company does recommend a movement to less variable and more fixed rate components over time as stranded cost recovery decreases and in a manner that will not significantly impact any customers. The Company is unable to predict with certainty the outcome of the MPUC proceeding establishing prices for its transmission and distribution business. The MPUC is expected to reach a decision in late 1998 and provide for a limited update for certain items closer to March 2000.

Agreement for Sale of Company's Generation Assets

On April 28, 1997, the Company announced a plan to seek proposals to purchase its generating assets and, as part of an auction process, received final bids on December 10, 1997. On January 6, 1998, the Company announced that it had reached agreement to sell all of its hydro, fossil and biomass power plants with a combined generating capacity of 1,185 megawatts for $846 million in cash, including $18 million for assets sold by Union Water Power Company, a subsidiary of the Company, to Florida-based FPL Group, the winning bidder in the auction process.

The hydropower assets to be included in the sale represent approximately 373 megawatts of generating capacity. The fossil-fueled assets included in the sale consist of the Company's interest in the William F. Wyman steam plant in Yarmouth, Maine, the largest of the Company's three fossil-fueled generating assets at 594 megawatts, Mason Station in Wiscasset, Maine, at 145 megawatts, and Cape Station in South Portland, Maine, at 42 megawatts. The sole biomass plant is the 31-megawatt unit in Fort Fairfield, Maine, owned by a wholly-owned subsidiary of the Company.

The Company's interests in the power entitlements from approximately 50 power-purchase agreements with non-utility generators representing approximately 488 megawatts, its 2.5-percent interest in the Millstone Unit No. 3 nuclear generating unit in Waterford, Connecticut, its 3.59-percent interest in the output of the Vermont Yankee nuclear generating plant in Vernon, Vermont, and its entitlement in the NEPOOL Phase II interconnection with Hydro-Quebec all attracted insufficient interest to be included in the present sale. The Company will continue to seek buyers for those assets. The Company did not offer for sale its interests in the Maine Yankee (Wiscasset, Maine), Connecticut Yankee (Haddam, Connecticut) and Yankee Atomic (Rowe, Massachusetts) nuclear generating plants, all of which are in the process of being decommissioned.

The electric utility restructuring law passed by the Maine Legislature in the spring of 1997 requires the Company to divest its generating plants and power-purchase agreements by March 1, 2000, when its customers will be free to choose among competitive energy suppliers, but the Company elected to conduct an earlier sale. In addition, as part of its agreement with FPL Group, the Company entered into energy buy-back agreements to assist in fulfilling its obligation to supply its customers with power until March 1, 2000.

Substantially all of the generating assets included in the sale are subject to the lien of the Company's General and Refunding Mortgage Indenture dated as of April 15, 1976 (the "Indenture"). Therefore, substantially all of the proceeds from sale must be deposited with the trustee under the Indenture at the closing of the sale to free the generating assets from the lien of the Indenture. Proceeds on deposit with the trustee may be used by the Company to redeem or repurchase bonds under the terms of the Indenture, including the possible discharge of the Indenture. In addition, the proceeds could provide the flexibility to redeem or repurchase outstanding equity securities. The Company must also provide for payment of applicable taxes resulting from the sale. The manner and timing of the ultimate application of the sale proceeds after closing are in any event subject to various factors, including Indenture provisions, market conditions and terms of outstanding securities.

The bid value in excess of the remaining investment in the power plants will reduce the Company's stranded costs and other costs, which could lower the amount that would otherwise be collected from customers by nearly half a billion dollars. However, the Company will incur incremental costs as a result of the power buy-back arrangements in excess of the pre-sale costs of capacity and energy from the plants being sold, which will effectively lower the amount of sale proceeds available to reduce stranded and other costs. The Company believes that the reduction in stranded and other costs could permit a reduction in rates for the Company's customers.

The sale is subject to various closing conditions, including the approval of state and federal regulatory agencies, which approval process the Company expects could take approximately four to twelve months, and is subject to consents or covenant waivers from certain of the Company's lenders. The Company cannot predict whether or in what form such approvals, consents or waivers will be obtained.

The Company believes that consummation of the asset sale described above would constitute significant progress in resolving some of the uncertainties regarding the effects of electric-utility industry restructuring on the Company's investors; however, significant risks and uncertainties would remain. These include, in addition to those enumerated above under "Note Re Forward-Looking Statements," but are not limited to: (1) the possibility that a state or federal regulatory agency will impose adverse conditions on its approval of the asset sale; (2) the possibility that new state or federal legislation will be implemented that will increase the risks to such investors from those contemplated by current legislation; and (3) the possibility of legislative, regulatory or judicial decisions that would reduce the ability of the Company to recover its stranded costs from that contemplated by existing law.

Proposed Formation of Holding Company

To prepare further for the restructured electric utility industry contemplated by the legislation, on December 8, 1997, the Company filed an application with the MPUC for authorization to create a holding company that would have as subsidiaries the Company, the Company's existing non-utility subsidiaries and other entities. The Company believes that a holding company structure will facilitate the Company's transition to a partially deregulated electricity market that is scheduled to open access to electricity for Maine consumers beginning on March 1, 2000. Competing as an electric energy provider in that market as of that date will require the creation of an energy company that is legally separate from the Company. The Company also proposed the creation of an affiliated energy marketing affiliate in the MPUC filing.

The Company's application to the MPUC also requested approval of the creation of a limited liability company in which a proposed new subsidiary of the holding company would hold a fifty percent member-ship interest to participate in the natural gas distribution business in Maine, with the remaining fifty percent interest being held by New York State Electric & Gas Corporation ("NYSEG") or its affiliate. For further discussion of the NYSEG joint venture, see "Expansion of Lines of Business," below.

The proposed holding company formation must also be approved by federal regulators, including the Securities and Exchange Commission and the FERC, and by the holders of the Company's common stock and 6% Preferred Stock. The Company is taking steps to pursue these approvals, but cannot predict the outcome.

Expansion of Lines of Business

The Company is preparing for competition by expanding its business opportunities through subsidiaries that capitalize on core competencies. One subsidiary, MaineCom Services, arranges fiber-optic data service for bulk carriers, offering support for cable television or "super-cellular" personal communication vendors, and providing other telecommunications consulting services. TeleSmart is a wholly-owned credit and collections subsidiary. Another wholly-owned subsidiary, CMP International Consultants, provides utility consulting (domestic and international) and research, and engineering and environmental services. The 100-percent owned Union Water Power Company provides management of rivers and recreational facilities, locating of underground utility facilities and infrared photography, real estate brokerage and management, modular housing, and utility construction services. The subsidiaries often utilize skills of former Company employees and regularly compete for business with other companies. In addition, a division of the Company is focusing on retail competition by developing effective marketing techniques and energy-efficient services and products.

As noted above, the Company and NYSEG have signed a joint-venture agreement to distribute natural gas to many Maine communities that are not currently served with that fuel. The Company and NYSEG propose to offer natural-gas service in five areas of Maine, primarily the Augusta, Bangor, Bath-Brunswick, Rumford and Waterville areas. None of the 60 towns in those areas currently has a natural-gas distribution system in place. The gas would be drawn from two new gas-pipeline projects now under development by unrelated parties that would carry Canadian gas, after receipt of additional regulatory approvals, through Maine and into the regional energy market using substantial portions of electric transmission-line corridors owned by the Company and MEPCO under agreements entered into on March 16, 1998. On March 9, 1998, the MPUC gave preliminary approval to the Company-NYSEG proposal, subject to final approval after submission of detailed plans on financing, construction, and other matters. Competing applications to serve some of the areas have been filed. The Company cannot predict the outcome of the MPUC proceeding. The Company will continue to evaluate the opportunity to be a provider of natural gas to Maine customers, and the economics thereof, including monitoring progress of the planned pipelines, competitive considerations and relevant regulatory decisions.

FiveCom  LLC  ("FiveCom"),   a   majority-owned   subsidiary  of  the  Company's
wholly-owned MaineCom Services, is building a fiber-optic cable network connecting cities in New England and plans to sell capacity on the network to telephone companies, Internet providers, and other telecommunications businesses. FiveCom has used transmission-line corridors owned by the Company, and a substantial part of the expanded network in Connecticut and Massachusetts will occupy utility corridors of Northeast Utilities, which owns a minority interest in FiveCom. The Company's equity investment in MaineCom Services at the end of 1997 was $15.9 million. In addition, the Company is providing up to $30 million to FiveCom through a loan arrangement for the development and construction of the expanded network, and for working capital. The Company believes there is a growing need for such a fiber-optic network in New England, but cannot predict the results of this venture.

Permanent Shutdown of Maine Yankee Plant

On August 6, 1997, the Board of Directors of Maine Yankee voted to permanently cease power operations at its nuclear generating plant at Wiscasset, Maine (the "Plant") and to begin decommissioning the Plant. As reported in detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, it Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and its Current Reports on Form 8-K dated May 15, 1997 and August 1, 1997, and reported in more condensed form below, the Plant experienced a number of operational and regulatory problems and has been shut down since December 6, 1996. The decision to close the Plant permanently was based on an economic analysis of the costs, risks and uncertainties associated with operating the Plant compared to those associated with closing and decommissioning it. The Plant's operating license from the Nuclear Regulatory Commission ("NRC") was scheduled to expire on October 21, 2008.

Recent Operating History. The Plant provided reliable and low-cost power from the time it commenced operations in late 1972 to 1995. Beginning in early 1995, however, Maine Yankee encountered various operational and regulatory difficulties with the Plant. In 1995, the Plant was shut down for almost the entire year to repair a large number of steam generator tubes that were exhibiting defects. Shortly before the Plant was to go back on-line in December 1995, a group with a history of opposing nuclear power released an undated, unsigned, anonymous letter alleging that in 1988 Yankee Atomic (then an affiliated consultant of Maine Yankee) and Maine Yankee had used the results of a faulty computer code as a basis to apply to the NRC for an increase in the Plant's power output. In response to the allegation, on January 3, 1996, the NRC issued a Confirmatory Order that restricted the Plant to 90 percent of its licensed thermal operation level, which restriction was still in effect when the Plant was permanently shut down.

As a result of the controversy associated with the allegations, the NRC, at the request of the Governor of Maine, conducted an intensive Independent Safety Assessment ("ISA") of the Plant in the summer and fall of 1996. On October 7, 1996, the NRC issued its ISA report, which found that while the Plant had been operated safely and could continue to operate, there were weaknesses that needed to be addressed, which would require substantial additional spending by Maine Yankee. On December 10, 1996, Maine Yankee responded to the ISA report, acknowledged many of the weaknesses, and committed to revising its operations and procedures to address the NRC's criticisms.

Another result of the controversy associated with the allegations was an investigation of Maine Yankee initiated by the NRC's Office of Investigations ("OI"), which, in turn, referred certain issues to the United States Department of Justice ("DOJ") for possible criminal prosecution. Subsequently, on September 27, 1997, the DOJ, through the United States Attorney for Maine, announced that its review had revealed insufficient grounds for criminal prosecution. The Company believes that the OI investigation, however, could ultimately result in the imposition of civil penalties, including fines, on Maine Yankee, and expects resolution of outstanding NRC enforcement action in 1998.

In 1996 the Plant was generally in operation at the 90-percent level from late January to early December, except for a two-month outage from mid-July to mid-September. The Plant was shut down again on December 6, 1996, to address several concerns, and has not operated since then. The precipitating event causing the shutdown was the need to evaluate and resolve cable-separation compliance issues, and on December 18, 1996, the NRC issued a Confirmatory Action Letter requiring the Plant to remain shut down until Maine Yankee's plan for resolving the cable-separation issues was accepted by the NRC. Subsequently, Maine Yankee uncovered additional issues, including among others the possibility of having to replace defective fuel assemblies, address additional cable-separation issues, and determine the condition of the Plant's steam generators, which contributed to further operational uncertainty. On January 29, 1997, the Plant was placed on the NRC's Watch List, and on January 30, 1997, the NRC issued a supplemental Confirmatory Action Letter requiring the resolution of additional concerns before the Plant could be restarted.

In December 1996 Maine Yankee requested proposals from several utilities with large and successful nuclear programs to provide a management team, and ultimately contracted with Entergy Nuclear, Inc., effective February 13, 1997, for management services that included providing a new president and regulatory compliance officer. The Entergy-provided management team made progress in addressing technical issues, but a number of operational and regulatory uncertainties remained. On May 27, 1997, the Board of Directors of Maine Yankee voted to minimize spending while preserving the options of restarting the Plant or conveying ownership interests to a third party. After unsuccessful negotiations with one prospective purchaser, Maine Yankee found no other interest in purchasing the Plant and, based on its economic analysis, closed the Plant permanently.

As required by the NRC, on August 7, 1997, Maine Yankee certified to the NRC that Maine Yankee had permanently ceased operations and that all fuel assemblies had been permanently removed from the Plant's reactor vessel. On August 27, 1997, Maine Yankee filed the required Post-Shutdown Activities Report with the NRC, describing its planned post-shutdown activities and a proposed schedule.

Costs. The Company has been incurring substantial costs in connection with its 38-percent share of Maine Yankee costs, as well as additional costs for replacement power while the Plant has been out of service. For the twelve months ended December 31, 1997, such costs amounted to approximately $132.3 million for the Company: $72.8 million due to basic operations and maintenance costs, $54.0 million due to replacement power costs and $5.5 million associated with incremental costs of operations and maintenance. The Maine Yankee Board's decision to close the Plant mitigated the costs the Company would otherwise have incurred in 1997 through a phasing down of Maine Yankee's operations and maintenance costs, with Maine Yankee's workforce having been reduced from approximately 475 to 214 employees as of December 31, 1997, and further reductions planned, but did not reduce the need to buy replacement energy and capacity. The amount of costs for replacement energy and capacity varies based on the Company's power requirements and market conditions, but the Company expects such costs to be within a range of approximately $5.0 million to $5.5 million per month during 1998, based on current energy and capacity needs and market conditions. Under the electric utility restructuring legislation enacted by the Maine Legislature in May 1997 discussed below, the Company's obligations to provide replacement power will terminate on March 1, 2000, along with its other power-supply obligations. The impact of the nuclear-related costs on the Company was the major obstacle to achieving satisfactory results in 1997, despite the approximately $75 million in annual Maine Yankee-related costs embedded in the current determination of the Company's required revenues for ratemaking purposes and despite success in controlling other operating costs. See "Results of Operations" above.

The Company's 38-percent ownership interest in Maine Yankee's common equity amounted to $29.8 million as of December 31, 1997, and under Maine Yankee's Power Contracts and Additional Power Contracts, the Company is responsible for 38-percent of the costs of decommissioning the Plant. Maine Yankee's most recent estimate of the cost of decommissioning is $380.6 million, based on a 1997 study by an independent engineering consultant, plus estimated costs of interim spent-fuel storage of $127.6 million, for an estimated total cost of $508.2 million (in 1997 dollars). The previous estimate for decommissioning, by the same consultant, was $316.6 million (in 1993 dollars), which resulted in approximately $14.9 million being collected annually from Maine Yankee's sponsors pursuant to a 1994 Federal Energy Regulatory Commission ("FERC") rate order. Through December 31, 1997, Maine Yankee had collected approximately $199.5 million for its decommissioning obligations.

On November 6, 1997, Maine Yankee submitted the new estimate to the FERC as part of a rate case reflecting the fact that the Plant is no longer operating and has entered the decommissioning phase. If the FERC accepts the new estimate, the amount of Maine Yankee's collections for decommissioning would rise from the $14.9 million previously allowed by the FERC to approximately $36 million per year. Several interested parties have intervened in the FERC proceeding, including the MPUC.

On September 1, 1997, Maine Yankee estimated the sum of the future payments for the closing, decommissioning and recovery of the remaining investment in Maine Yankee to be approximately $930 million, of which the Company's 38-percent share would be approximately $353 million. Legislation enacted in Maine in 1997 calling for restructuring the electric utility industry provides for recovery of decommissioning costs, to the extent allowed by federal regulation, through the rates charged by the transmission and distribution companies. Based on the legislation and regulatory precedent established by the FERC in its opinion relating to the decommissioning of the Yankee Atomic nuclear plant, the Company believes that it is entitled to recover substantially all of its share of such costs from its customers and as of December 31, 1997, is carrying on its consolidated balance sheet a regulatory asset and a corresponding liability in the amount of $329 million, which is the $353 million discussed above net of the Company's post-September 1, 1997 cost-of-service payments to Maine Yankee.

Management Audit. On September 2, 1997, the MPUC released the report of a consultant it had retained to perform a management audit of Maine Yankee for the period January 1, 1994, to June 30, 1997. The report contained both positive and negative conclusions, the latter including: that Maine Yankee's decision in December 1996 to proceed with the steps necessary to restart the Plant was "imprudent", that Maine Yankee's May 27, 1997 decision to reduce restart expenses while exploring a possible sale of the Plant was "inappropriate", based on the consultant's finding that a more objective and comprehensive competitive analysis at that time "might have indicated a benefit for restarting" the Plant; and that those decisions resulted in Maine Yankee incurring $95.9 million in "unreasonable" costs. On October 24, 1997, the MPUC issued a Notice of Investigation initiating an investigation of the shutdown decision and of the operation of the Plant prior to shutdown, and announced that it had directed its consultant to extend its review to include those areas. The Company believes the report's negative conclusions are unfounded and may be contradictory. The Company has been charging its share of the Maine Yankee expenses to income, and believes it would have substantial constitutional and jurisdictional grounds to challenge any effort in an MPUC proceeding to alter wholesale Maine Yankee rates made effective by the FERC. On November 7, 1997, Maine Yankee initiated a legal challenge to the MPUC investigation in the Maine Supreme Judicial Court alleging that such an investigation falls exclusively within the jurisdiction of the FERC and that the MPUC investigation is therefore barred on constitutional grounds. The Company filed a similar legal challenge on the same day. The MPUC subsequently stayed its investigation pending the outcome of Maine Yankee's FERC rate case, in which the MPUC is participating, while indicating that its consultant would continue its extended review. Based on preliminary indications from the consultant, the Company expects the report on the extended review to call for additional disallowances, which Maine Yankee has said it expects to contest vigorously.

Maine Yankee Debt Restructuring and FERC Rate Proceeding: Maine Yankee entered into agreements in August 1997 with the holders of its outstanding First Mortgage Bonds and its lender banks (the "Standstill Agreements") under which the bondholders and banks agreed that they would not assert that the August 1997 voluntary permanent shutdown of the Plant constituted a covenant violation under Maine Yankee's First Mortgage Indenture or its two bank credit agreements. The parties also agreed in the Standstill Agreements to maintain Maine Yankee's bank borrowings at a level below that of the prior aggregate bank commitments, which level Maine Yankee considered adequate for its foreseeable needs. The Standstill Agreements, as extended in October 1997, were to terminate on January 15, 1998, by which date Maine Yankee was to have reached agreement on restructured debit arrangements reflecting its decommissioning status. Maine Yankee's rate filing with the FERC reflected the Plant's decommissioning status and requested an effective date of January 15, 1998, for the amendments to Maine Yankee's Power Contracts and Additional Power Contracts, which revise Maine Yankee's wholesale rates and clarify and confirm the obligations of Maine Yankee's sponsors to continue to pay their shares of Maine Yankee's costs during the decommissioning period.

On January 14, 1998, the FERC issued an "Order Accepting for Filing and Suspending Power Sales Contract Amendment, and Establishing Hearing Procedures" (the "FERC Order") in which the FERC accepted for filing the rates associated with the amended Power Contracts and made them effective January 15, 1998, subject to refund. The FERC also granted intervention requests, including among others those of the MPUC, Maine Yankee's largest bondholder, and two of its lender banks, denied the request of an intervenor group to summarily dismiss part of the filing, and ordered that a public hearing be held concerning the prudence of Maine Yankee's decision to shut down the Plant and on the justness and reasonableness of Maine Yankee's proposed rate amendments. The Company expects the prudence issue to be pursued vigorously by several intervenors, including among others the MPUC, which stayed its own prudence investigation pending the outcome of the FERC proceeding after the jurisdictional challenge by Maine Yankee and the Company discussed above. The hearing in the FERC rate proceeding is scheduled to begin on December 1, 1998. The Company cannot predict the outcome of the FERC proceeding.

On January 15, 1998, Maine Yankee, its bondholders and lender banks revised the Standstill Agreements and extended their term to April 15, 1998, subject to satisfying certain milestone obligations during the term of the extension. One such obligation was that Maine Yankee must have accepted, by February 12, 1998, an underwritten commitment to refinance its bonds and bank debt, subject only to closing conditions reasonably capable of being satisfied by April 15, 1998, and reasonably satisfactory to the bondholders and banks. Maine Yankee accepted such a commitment prior to the deadline, received regulatory approval of the refinancing on March 9, 1998, and is negotiating final loan documentation, and preparing for a closing before April 15. The proposed refinancing consists of an extendible three-year bank credit facility and an eight-year term loan facility.

Other Maine Yankee Shareholders: Higher nuclear-related costs are also affecting other stockholders of Maine Yankee in varying degrees. Bangor Hydro-Electric Company, a Maine-based 7% stockholder, cited its "deteriorating" financial condition, suspended its common stock dividend, and eventually obtained rate relief. Maine Public Service Company, a 5% stockholder, cited problems in satisfying financial covenants in loan documents, reduced its common stock dividend substantially in early March 1997 and obtained rate relief. Northeast Utilities (20% stockholder through three subsidiaries), which is also adversely affected by the substantial additional costs associated with the three shut-down Millstone nuclear units and the permanently shut-down Connecticut Yankee unit, as well as significant regulatory issues in Connecticut and New Hampshire, has implemented an indefinite suspension of its quarterly common stock dividends. Largely as a result of nuclear-related costs, Northeast Utilities reported a loss of $135 million for 1997 and continues to experience difficulty in satisfying loan covenants. A default by a Maine Yankee stockholder in making payments under its Power Contract or Capital Funds Agreement could have a material adverse effect on Maine Yankee, depending on the magnitude of the default, and would constitute a default under Maine Yankee's bond indenture and its two major credit agreements unless cured within applicable grace periods by the defaulting stockholder or other stockholders. The Company cannot predict, however, what effect, if any, the financial difficulties being experienced by some Maine Yankee stockholders will have on Maine Yankee or the Company.

Interests in Other Nuclear Plants

On December 4, 1996, the Board of Directors of Connecticut Yankee Atomic Power Company voted to permanently shut down the Connecticut Yankee plant for economic reasons, and to decommission the unit, which had not operated since July of 1996. The Company has a 6% equity interest in Connecticut Yankee, totaling approximately $6.6 million at December 31, 1997. The Company incurred replacement power costs of approximately $5.2 million during the twelve months ended December 31, 1997. Based on cost estimates provided by Connecticut Yankee, the Company determined its share of the cost of Connecticut Yankee's continued compliance with regulatory requirements, recovery of its plant investments, decommissioning and closing the plant to be approximately $36.9 and is carrying a regulatory asset and a corresponding liability in that amount on its consolidated balance sheet as of December 31, 1997. The Company is currently recovering through rates an amount adequate to recover these expenses.

The Company has a 2.5% direct ownership interest in Millstone Unit No. 3, which is operated by Northeast Utilities. This facility has been off-line since April 1996 due to Nuclear Regulatory Commission ("NRC") concerns regarding license requirements and the Company cannot predict when it will return to service. Millstone Unit No. 3, along with two other units at the same site owned by Northeast Utilities, is on the NRC's "watch list" in "Category 3", which requires formal NRC action before a unit can be restarted. The Company incurred replacement power costs related to Millstone Unit No. 3 of approximately $4.9 million during the twelve months ended December 31, 1997. On August 7, 1997, the Company and other minority owners of Millstone Unit No. 3 filed suite and initiated an arbitration claim against Northeast Utilities, its trustees, and two of its subsidiaries, alleging mismanagement of the unit by the defendants. The minority owners are seeking to recover their additional costs resulting from such mismanagement, including their replacement power costs. The Company cannot predict the outcome of the litigation and arbitration.

Environmental Matters

Federal, state and local environmental laws and regulations cover air and water quality, land use, power plant and transmission line siting, noise and aesthetics, solid and hazardous waste and other environmental matters. Compliance with these laws and regulations impacts the manner and cost of electric service by requiring, among other things, changes in the design and operation of existing facilities and changes or delays in the location, design, construction and operation of new facilities. These environmental regulations most significantly affect the Company's electric power generating facilities, which are to be sold to FPL Group, as discussed above. The purchase agreement contemplates that CMP would retain the liabilities and obligations which occurred prior to the transfer of those assets and those incurred subsequent to the transfer will become the obligation of FPL. In addition, certain environmental proceedings under federal and state hazardous substance and hazardous waste regulations (such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and the Resource Conservation and Recovery Act ("RCRA") and similar state statutes) are discussed below see Note 4 "Commitments and Contingencies" - "Legal and Environmental Matters".

Open-Access Transmission Service Ruling

On April 24, 1996, the Federal Energy Regulatory Commission (FERC) issued Order No. 888, which requires all public utilities that own, control or operate facilities used for transmitting electric energy in interstate commerce to file open access non-discriminatory transmission tariffs that offer both load-based, network and contract-based, point-to-point service, including ancillary service to eligible customers containing minimum terms and conditions of non-discriminatory service. This service must be comparable to the service they provide themselves at the wholesale level; in fact, these utilities must take wholesale transmission service they provide themselves under the filed tariffs. The order also permits public utilities and transmitting utilities the opportunity to recover legitimate, prudent and verifiable wholesale stranded costs associated with providing open access and certain other transmission services. It further requires public utilities to functionally separate transmission from generation marketing functions and communications. The intent of this order is to promote the transition of the electric utility industry to open competition. Order No. 888 also clarifies federal and state jurisdiction over transmission in interstate commerce and local distribution and provides for deference of certain issues to state recommendations.

On July 9, 1996, the Company and MEPCO submitted compliance filings to meet the new pro forma tariff non-price minimum terms and conditions of non-discriminatory transmission service. Since then CMP and MEPCO have made additional filings revising their tariffs in response to subsequent FERC Orders. In addition, CMP filed on February 21, 1997, a revised tariff to comport with the NEPOOL Open Access Transmission Tariff. Since July 9, 1996, the Company and MEPCO have been transmitting energy pursuant to their filed tariffs, subject to refund. FERC subsequently issued Orders No. 888-A and 888-B which generally reaffirm Order No. 888 and clarify certain terms.

Also on April 24, 1996, FERC issued Order No. 889 which requires public utilities to functionally separate their wholesale power marketing and transmission operation functions and to obtain information about their transmission system for their own wholesale power transactions in the same way their competitors do through the Open Access Same-time Information System (OASIS). The rule also prescribed standards of conduct and protocols for obtaining the information. The standards of conduct are designed to prevent employees of a public utility engaged in marketing functions from obtaining preferential information. The Company participated in efforts to develop a regional OASIS for New England, which was operational January 3, 1997. FERC subsequently approved a New England Power Pool-wide Open Access Tariff, subject to refund and issuance of further orders. The Company also participated in revising the New England Power Pool Agreement, which is pending FERC approval.

Competition and Economic Development

The Company faces competition in several aspects of its traditional business and anticipates that competition will continue to put pressure on both sales and the price the Company can charge for its product. Alternative fuels and recent modifications to regulations that had restricted competition from suppliers outside of the Company's service territory have expanded customers' energy options. As a result, the Company continues to pursue retention of its customer base. This increasingly competitive environment has resulted in the Company's entering into contracts with its wholesale customers, as well as with certain industrial, commercial, and residential customers, to provide their energy needs at prices and margins lower than the current averages.

Pursuant to the pricing-flexibility provisions of the ARP, the Company redesigned some rates to encourage off-peak usage and discourage switching to alternative fuels. These include water-heat and space-heat retention rates,
Super-Saver rates, which discount off-peak usage, Diesel Deferral rates, Economic Development rates, and the Maine Made Incentive program, which target small businesses. In 1994, the Company lowered tariffs for its large general-service customers and executed separate five-year definitive agreements with 18 individual customers providing additional reductions. Approximately 45% of annual service area kilowatt-hour sales and 32% of annual revenues are covered under special tariffs allowed under the pricing flexibility provisions of the ARP. These reductions in rates were offered to customers after consideration of associated NUG cost reductions, savings from further NUG consolidations and other general cost reductions. Refer to Note 4 to Consolidated Financial Statements, "Commitments and Contingencies - Competition," for additional information.

Non-Utility Generators

In accordance with prior MPUC policy and the ARP, $92 million of buy-out or contract-restructuring costs incurred since January 1992 were included in Deferred Charges and Other Assets on the Company's balance sheet and will be amortized over their respective fuel savings periods. The Company restructured 42 contracts representing 349 megawatts of capacity that should result in approximately $258 million in fuel savings over the next five years.

In 1997 the Company also replaced a purchased power contract for energy from a wood-fired power plant in Ashland, Maine. The existing purchased power contract was terminated and a new agreement for 40 megawatts, at lower rates was signed, which is estimated to save CMP customers the equivalent of $21 million in net present value. Refer to Note 6 to Consolidated Financial Statements, "Capacity Arrangements - Non-Utility Generators," for more information.

On October 31, 1997, a contract with a major NUG from which the Company was obligated to purchase electricity at substantially above-market prices expired. As a result, the Company expects annual operating income to increase by approximately $25 million. Two months of this benefit, or approximately $4 million, are reflected in 1997 results.

Expenses and Taxes

Fuel expense, comprised of fuel used for company generation and the energy portion of purchased power, increased by approximately $29 million in 1997. The increase is due primarily to increased fuel cost for company owned facilities and additional purchased power to replace the loss of output from the nuclear facilities. Fuel expense fluctuates with changes in the price of oil, the level of energy generated and purchased, and changes in the Company's own generation mix.

The extended outage and ultimate closing of Maine Yankee (see "Permanent Shutdown of Maine Yankee Plant") resulted in significant increases in fuel expense, including purchased-power energy and purchased-power capacity expense, and affected the Company's generation mix in 1997 and 1996. The Company replaced this power through short-term agreements.

The Company's oil-fired generation increased to 35.1% of the Company's net generation in 1997, compared to 16.3% in 1996 net generation, and 21.6% in 1995. The NUG component of the energy mix increased to 35.2% in 1997 from 31.4% in 1996, as a result of the ongoing outage and ultimate closing of Maine Yankee (see "Permanent Shutdown of Maine Yankee Plant"). The average price of NUG energy of 8.4 cents per kilowatt-hour is significantly higher than the Company's own cost of generation, and much higher than the price of energy on today's open market. The Company continues to try to moderate the cost of non-utility generation by pursuing renegotiation of contracts, by supporting legislative bills that would promote that objective, and by other means such as strict contract-term enforcement.

Purchased-power capacity expense is the non-fuel operation, maintenance, and cost-of-capital expense associated with power purchases, primarily from the Company's share of the Yankee nuclear generating facilities. In 1997, purchased-power capacity expense increased by $4.1 million. The increase is due primarily to the costs associated with the Maine Yankee plant and the need to replace the capacity when the Maine Yankee plant shut-down permanently in August 1997.

In December 1996, the Board of Directors of Connecticut Yankee Atomic Power Company announced a permanent shutdown of the Connecticut Yankee plant for economic reasons and their intent to decommission the plant. The Company has a 6% equity interest in Connecticut Yankee, totaling approximately $6.6 million at December 31, 1997. Purchased power capacity expense in 1997, 1996 and 1995 includes $7.4, $11.5 million and $11.5 million, respectively, of costs related to this facility. During 1992, Yankee Atomic Electric Company, in which the Company is a 9.5% equity owner, discontinued power generation and prepared a plan for decommissioning. Purchased-power capacity expense in 1997, 1996 and 1995 contained approximately $4.6, $4.8 million and $3.9 million, respectively, of costs related to this facility. The level of purchased-power capacity expense also fluctuates with the timing of the maintenance and refueling outages at the Vermont Yankee nuclear generating facility in which the Company has a 4% equity interest. The cost of capacity increases during refueling periods. Refer to Note 6 to Consolidated Financial Statements, "Capacity Arrangements - Power Agreements," and "Interests in Other Nuclear Plants" above for a more detailed discussion.

In 1997, other operations expense increased by approximately $23.6 million as compared to the year ended December 31, 1996. The major contributors to the increase were the absence of the effect of a $6.4 million reversal in 1996 for a reserve established in 1995, $3.7 million of amortization and costs associated with a large purchased-power contract buyout, $4.3 million of additional transmission and distribution expenses, and $1.9 million of expense for post-retirement benefits being collected in rates under the ARP. Previously post-retirement benefits were deferred for future recovery. In addition, various other operations expenses of $7.3 million contributed to the 1997 increase.

The 1996 reduction in other operation and maintenance expense is attributed to the reversal of a reserve of $6.4 million established in 1995 for the Company's workers compensation regulatory asset for which recovery was not certain. In the June 1996 ARP decision, the MPUC approved recovery of this regulatory asset. Also in 1996, the Company increased the workers compensation obligation and charged the increase of $1.6 million to expense. As a result, a net year-over-year reduction of $11.2 million for workers compensation was recorded. The Company did incur an increase in distribution expenses of $4.1 million, mainly due to line-clearance activities. The Company has contractual obligations related to demand-side energy-management programs which increased expense by $2.8 million in 1996. Maintenance expense other than distribution increased $3.5 million, of which $1.4 million was for repairs at the Millstone Unit No. 3 nuclear facility.

Maintenance expense decreased by $3.5 primarily due to decreased storm activity in 1997 versus 1996, as well as the lower costs involved with a turbine/generator project at a Company steam station when comparing 1997 to 1996.

Federal and State income taxes fluctuate with the level of pre-tax earnings and the regulatory treatment of taxes by the MPUC. This expense decreased by $22.7 million as compared to the year ended December 31, 1996. The decrease is due primarily to lower pre-tax earnings for the 12 months ended December 31, 1997.

Other income decreased by $2.5 million in 1997 as compared to 1996 primarily due to excess expenses over revenue associated with a non-operating division of the Company, and resulting lower taxes due to this occurrence.

Other interest expense increased in 1997 over 1996 primarily due to additional interest incurred for tax audit settlements and amended returns interest.

In 1997, interest expense reflected a net decrease of $100 thousand as compared to the year ended December 31, 1996. Other interest increased due to a higher level of short-term borrowings and interest expenses associated with various IRS issues. The long-term debt interest expense decrease was due primarily to the lower level of Medium-Term Notes outstanding than in 1996. Interest expense decreased in 1996 by $1.4 million due to lower levels of Medium-Term Notes and the repurchase of $11.5 million of Series N General and Refunding Mortgage Bonds. Long-term debt interest expense includes $1 million of accelerated amortization of loss on reacquired debt, as specified in the 1996 ARP. Short-term interest costs over the period 1995 through 1997 fluctuated with the levels of rates and outstanding balances of short-term debt.

In July 1997 and 1996, the Company redeemed $14 million of its 8 7/8% Series Preferred Stock at par, under the mandatory and optional sinking-fund provisions of that series. This reduced dividends by approximately $1,860,000 in 1977 and $620,000 in 1996.

State and federal income taxes fluctuate with the level of pre-tax earnings and the regulatory treatment of taxes by the MPUC. A settlement with the Internal Revenue Service on audits for the years 1992-1994 provided an increase to income tax expense of approximately $1.4 million in 1997. In 1996, the settlement with the Internal Revenue Service on audits for the years 1988-1991 provided a decrease to income tax expense of approximately $4.8 million. See Note 2 to Consolidated Financial Statements, "Income Taxes" and Note 4, "Commitments and Contingencies," for more information.

Year 2000 Computer Issues

In the next two years, most large companies will face a potentially serious information systems (computer) problem because most software application and operational programs written in the past will not properly recognize calendar dates beginning in the year 2000. This could force computers to either shut down or lead to incorrect calculations. The Company began the process of identifying the changes required to their computer programs and hardware during the year 1996. The majority of the necessary modifications to the Company's centralized financial, customer, and operational information systems are expected to be completed by the end of 1998. The Company believes it will incur approximately $3.0 million of costs by March 31, 2000, associated with making the necessary modifications identified to date to the centralized systems. As of December 31, 1997 approximately $1.5 million of costs have been incurred. Noncentralized systems are currently being reviewed for Year 2000 problems. The Company is unable to predict the costs to be incurred for correction of such noncentralized systems, but expects the scope and schedule for such work to be less complex than for its centralized information systems. In addition, the Company cannot predict the extent of its vulnerability to third parties noncompliance and their failure to remediate year 2000 issues.

Liquidity and Capital Resources

The MPUC approved increases in electric retail rates of 1.10%, 1.26% and 2.43% in 1997, 1996 and 1995, respectively, that produced additional cash pursuant to the price cap mechanism in the ARP. Increases in rates under the ARP were based on increases in the related price index, the sharing mechanism and provisions for certain mandated costs. Prior rate increases were provided to fund costs of fuel, energy-management programs, operations, maintenance, systems improvements, and investments in generation needed to ensure the Company's continued ability to provide reliable electric service.

Approximately $89.0 million of cash was provided from net income after adding back non-cash items. Approximately $7.8 million of cash was used for fluctuations in working capital. Other operating activities, including the financing of deferred energy-management programs required cash resources of approximately $4.6 million.

The level of cash balances and activity in capital investment programs have required little investment-related activity during 1997 and 1996. The redemption of Medium-Term Notes and the purchase of 8 7/8% Series Preferred Stock used $25 million and $14 million, respectively, of cash during 1997. Dividends paid on common stock were $29.2 million, while preferred-stock dividends were $8.5 million.

Capital-investment  activities,  primarily construction  expenditures,  utilized
$45.8 million in cash during 1997. Construction expenditures comprised approximately $3.7 million for generating projects, $2.6 million for transmission, $24.6 million for distribution, and $9.4 million for general facilities and other construction expenditures for a total of $40.3 million. The Company invested $4.8 million in affiliates in 1997. The two major components of the investments were the $5.8 million invested in MaineCom Services and Aroostook Valley Electric Company's repayment of an advance of $1.2 million.

The Company estimates its capital expenditures for the period 1998 through 2002 at approximately $275 million. Actual capital expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. During the five-year period, the Company also anticipates incurring approximately $434 million for sinking funds, and debt and equity maturities.

The Company estimates that for the period 1998 through 2002, internally generated funds from operating activities should provide a substantial portion of the construction-program requirements. However, the availability at any particular time of internally generated funds for such requirements will depend on working-capital needs, market conditions, and other relevant factors.

Replacement power costs and increased operation and maintenance expenses had a significant negative effect on cash and liquidity in 1997. The Company incurred additional expenses of $46 million in 1997 over 1996 to replace Maine Yankee power and pay its share of increased repair and other operations at the plant. The Company expects its share of Maine Yankee costs to decrease by approximately $30 million in 1998 as the plant moves toward decommissioning. In addition, shutdowns at other nuclear facilities increased 1997 replacement-power costs by $5 million; these facilities include Millstone Unit 3 in Connecticut, which was taken off-line for safety modifications and requires U.S. Nuclear Regulatory Commission approval to restart, and the Connecticut Yankee plant, which closed permanently on December 4, 1996, and is now being decommissioned.

At the annual meeting of the stockholders of the Company on May 15, 1997, the holders of the Company's outstanding preferred stock consented to the issuance of $350 million in principal amount of the Company's Medium-Term Notes in addition to the $150 million in principal amount to which they had previously consented. This expansion of the Medium-Term Note program is being implemented to increase the Company's financing flexibility in anticipation of restructuring and increased competition. As of December 31, 1997, $43 million of Medium-Term Notes were outstanding which, under the terms of the program, will permit issuance of an additional $457 million of such notes. On February 24, 1998, the Company issued a two-year 6.38% Medium-Term Note in the principal amount of $30 million, and on March 20, 1998, issued 18-month 6.35% Medium-Term Notes in the aggregate principal amount of $30 million, raising the total outstanding to $103 million.

To support its short-term capital requirements, on October 23, 1996, the Company entered into a $125 million Credit Agreement with several banks, with BankBoston, N.A., and The Bank of New York acting as agents for the lenders. The arrangement has two credit facilities: a $75 million, 364-day revolving credit facility that currently matures on October 21, 1998, and a $50-million, 3-year revolving credit facility that matures on October 22, 1999. Both credit facilities require annual fees on the total credit lines. The fees are based on the Company's credit ratings and allow for various borrowing options including LIBOR-pried, base-rate-priced and competitive-bid-priced loans. Access to commercial paper markets has been substantially precluded, as a result of downgrading of the Company's credit ratings. The amount of outstanding short-term borrowing will fluctuate with day-to-day operational needs, the timing of long-term financing, and market conditions. The Company had $60 million outstanding as of December 31, 1997 under the 364-day revolving credit facility, all of which had been paid as of March 25, 1998.

In 1997, the Company deposited approximately $2.2 million in cash, net of withdrawals, with the Trustee under the Company's General and Refunding Mortgage Indenture in satisfaction of the renewal and replacement fund and other obligations under the Indenture. The total of such cash on deposit with the Trustee as of December 31, 1997, was approximately $61.7 million. Under the Indenture such cash may be applied at any time, at the direction of the Company, to the redemption of bonds outstanding under the Indenture at a price equal to the principal amount of the bonds being redeemed, without premium, plus accrued interest to the date fixed for redemption. Such cash may also be withdrawn by the Company by substitution of allocated property additions or available bonds.

On February 26, 1998, the Company called for redemption on March 30, 1998, all of the outstanding $11 million principal amount of its General and Refunding Mortgage Bonds, Series N 8.50% Due 2001, at a redemption price equal to their principal amount plus accrued interest to the date fixed for redemption. On the same day the Company also called for redemption on March 30, 1998, all of the outstanding $50 million principal amount of its General and Refunding Mortgage Bonds, Series R 7-7/8% Due 2023, also at a redemption price equal to their principal amount plus accrued interest. The bond redemptions are being funded from the approximately $61.7 million on deposit with the trustee under the renewal and replacement fund and release provisions of the Company's General and Refunding Mortgage Indenture. On February 27, 1998, the Company called for redemption on April 1, 1998, all of the outstanding 300,000 shares of its Preferred Stock 7-7/8% Series at a redemption price of $100 per share. No accrued dividends are being paid on the preferred stock since the redemption date is a regular dividend payment date.

Impact of New Accounting Standards

In February 1997, FASB issued SFAS No. 128, "Earnings per Share." This statement, which is effective for fiscal years ending after December 15, 1997, establishes simplified standards for computing and presenting earnings per share ("EPS"). In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement, which is effective for fiscal years beginning after December 15, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company anticipates that adoption of these standards will not have a significant impact on its financial statements.